UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)*

THE BEAR STEARNS COMPANIES INC.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

073902108

(CUSIP Number)

Anthony J. Horan

Corporate Secretary

JPMorgan Chase & Co.

270 Park Avenue

New York, NY 10017

Telephone: (212) 270-7122

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 7, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 073902108	PAGE 2 OF 9

1.	NAME OF REPORTING PERSON JPMorgan Chase & Co. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 13-2624428
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 14,706,394(1)
8. SHARED VOTING POWER 1,475,520(1)(2)
9. SOLE DISPOSITIVE POWER 14,706,394(1)
10. SHARED DISPOSITIVE POWER 1,475,520(1)(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,181,914(1)(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.10%(1)(3)
14.	TYPE OF REPORTING PERSON (See Instructions) HC, CO
(1)	See Items 4 and 5 below.
(2)	Includes call options with respect to 1,057,800 shares.
(3)	This percentage is based upon 145,727,555 shares of Common Stock issued and outstanding as of April 7, 2008, as reported directly by the Issuer to the Filing Parties.

SCHEDULE 13D

CUSIP NO. 073902108	PAGE 3 OF 9

1.	NAME OF REPORTING PERSON J. P. Morgan Ventures Corporation I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 13-3471824
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER None
8. SHARED VOTING POWER 300 (1)
9. SOLE DISPOSITIVE POWER None
10. SHARED DISPOSITIVE POWER 300 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 300(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%(1)(2)
14.	TYPE OF REPORTING PERSON (See Instructions) CO
(1)	See Items 4 and 5 below.
(2)	This percentage is based upon 145,727,555 shares of Common Stock issued and outstanding as of April 7, 2008, as reported directly by the Issuer to the Filing Parties.

SCHEDULE 13D

CUSIP NO. 073902108	PAGE 4 OF 9

1.	NAME OF REPORTING PERSON J. P. Morgan Whitefriars Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 22-2252041
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER None
8. SHARED VOTING POWER 442,568(1)(2)
9. SOLE DISPOSITIVE POWER None
10. SHARED DISPOSITIVE POWER 442,568(1)(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 442,568(1)(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.30%(1)(3)
14.	TYPE OF REPORTING PERSON (See Instructions) CO
(1)	See Items 4 and 5 below.
(2)	Includes call options with respect to 26,800 shares.
(3)	This percentage is based upon 145,727,555 shares of Common Stock issued and outstanding as of April 7, 2008, as reported directly by the Issuer to the Filing Parties.

SCHEDULE 13D

CUSIP NO. 073902108	PAGE 5 OF 9

1.	NAME OF REPORTING PERSON J. P. Morgan Securities Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 13-3379014
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER None
8. SHARED VOTING POWER 1,032,652(1)(2)
9. SOLE DISPOSITIVE POWER None
10. SHARED DISPOSITIVE POWER 1,032,652(1)(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,032,652(1)(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.71%(1)(3)
14.	TYPE OF REPORTING PERSON (See Instructions) CO
(1)	See Items 4 and 5 below.
(2)	Includes call options with respect to 1,031,000 shares.
(3)	This percentage is based upon 145,727,555 shares of Common Stock issued and outstanding as of April 7, 2008, as reported directly by the Issuer to the Filing Parties.

SCHEDULE 13D

CUSIP NO. 073902108	PAGE 6 OF 9

This Amendment No. 1 amends the Schedule 13D dated March 24, 2008 (as amended, the “Schedule 13D”) of JPMorgan Chase & Co., a Delaware corporation (“JPMorgan Chase”), and its wholly owned direct and indirect subsidiaries, J.P. Morgan Securities Inc., a Delaware corporation, J.P. Morgan Ventures Corporation, a Delaware corporation and J.P. Morgan Whitefriars Inc., a Delaware corporation (collectively, the “Filing Parties”), in respect of shares of common stock, par value $1.00 per share (the “Common Stock”), of The Bear Stearns Companies Inc., a Delaware corporation (the “Issuer”), as follows (unless otherwise indicated, all capitalized terms used but not defined herein have the meaning ascribed to such terms in the Schedule 13D):

Item 3	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by adding the following paragraph at the beginning thereof:

Between March 25, 2008 and April 7, 2008, JPMorgan Chase acquired 3,203,119 shares of Common Stock in the open market. The aggregate purchase price of $38,522,350.75 was paid out of working capital. The number of shares purchased on each day and the price or volume weighed average price for such shares are set forth in Schedule III to this Statement and incorporated herein by reference.

Item 5	Interest in Securities of the Issuer

Item 5 is hereby amended by replacing the paragraph contained in Item 5(a) and (b) with the following:

As of April 7, 2008 JPMorgan Chase beneficially owned 16,181,914 shares of Common Stock, or approximately 11.10% of the outstanding shares of Common Stock based on 145,727,555 shares of Common Stock issued and outstanding as of April 7, 2008, as reported directly by the Issuer to the Filing Parties. Of such shares, JPMorgan Chase had the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 14,706,394 shares of Common Stock, and shared voting and dispositive power with the other Filing Parties with respect to 1,475,520 shares (including 1,057,800 shares which one or more Filing Parties have the right to acquire under call options). Following JPMorgan Chase’s acquisition of shares pursuant to the terms of the Share Exchange Agreement, JPMorgan Chase will hold and have the sole power to vote and dispose of shares representing an additional 95,000,000 shares of the Issuer. Based on JPMorgan Chase’s current beneficial ownership and after issuance of the 95,000,000 shares to be acquired pursuant to the Share Exchange Agreement, JPMorgan Chase will beneficially own 111,181,914 shares or 46.19% of Issuer’s shares then outstanding (based on 145,727,555 shares of Common Stock issued and outstanding as of April 7, 2008 plus the newly issued 95,000,000 shares).

Item 5 is hereby further amended by adding the following to Item 5(c) at the beginning thereof:

Schedule III to this Statement sets forth transactions in the Common Stock which were effected during the period from March 25, 2008 through April 7, 2008. The transactions in the Common Stock described in Schedule III made during this period were effected on the New York Stock Exchange, NYSE Arca, NASDAQ or the over-the-counter markets. Except as set forth in Schedule III, no transactions in the Common Stock were effected by the Filing Parties or, to the knowledge of any of the Filing Parties, any of the persons listed on Schedule I hereto, during the period from March 25, 2008 through April 7, 2008.

Item 7	Material to be Filed as Exhibits

Exhibit No.	Description

1.	Agreement Required for Joint Filing Under Rule 13d-1(k)(1)*

2.	Agreement and Plan of Merger, dated as of March 16, 2008, by and between The Bear Stearns Companies Inc. and JPMorgan Chase & Co. (incorporated by reference to Exhibit 2.1 to JPMorgan Chase’s current report on Form 8-K filed with the Securities and Exchange Commission on March 20, 2008)

SCHEDULE 13D

CUSIP NO. 073902108	PAGE 7 OF 9

3.	Amendment No. 1 to the Agreement and Plan of Merger, dated as of March 23, 2008, by and between The Bear Stearns Companies Inc. and JPMorgan Chase & Co. (incorporated by reference to Exhibit 2.1 to JPMorgan Chase’s current report on Form 8-K filed with the Securities and Exchange Commission on March 24, 2008)

4.	Share Exchange Agreement, dated as of March 23, 2008, by and between The Bear Stearns Companies Inc. and JPMorgan Chase & Co. (incorporated by reference to Exhibit 2.2 to JPMorgan Chase’s current report on Form 8-K filed with the Securities and Exchange Commission on March 24, 2008)

5.

Amended and Restated Guaranty, dated as of March 23, 2008 (incorporated by reference to Exhibit 99.1 to JPMorgan Chase’s current report on Form 8-K filed with the Securities and Exchange Commission on March 24, 2008)

6.	Fed Guaranty, dated as of March 23, 2008 (incorporated by reference to Exhibit 99.2 to JPMorgan Chase’s current report on Form 8-K filed with the Securities and Exchange Commission on March 24, 2008)

*	Filed in original Schedule 13D, dated March 24, 2008.

SCHEDULE 13D

CUSIP NO. 073902108	PAGE 8 OF 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 7, 2008

JPMORGAN CHASE & CO.

By:	/s/ Anthony J. Horan
Name: Anthony J. Horan
Title: Corporate Secretary

J.P. MORGAN SECURITIES INC.

By:	/s/ Anthony J. Horan
Name: Anthony J. Horan
Title: Assistant Secretary

J.P. MORGAN VENTURES CORPORATION

By:	/s/ Kathleen A. Juhase
Name: Kathleen A. Juhase
Title: Assistant Secretary

J.P. MORGAN WHITEFRIARS INC.

By:	/s/ Colleen A. Meade
Name: Colleen A. Meade
Title: Assistant Secretary

SCHEDULE 13D

CUSIP NO. 073902108	PAGE 9 OF 9

Schedule III

Transactions During the Past Sixty Days

Schedule III is hereby amended to add the following to the beginning thereof:

Name	Security	Purchase (P) / Sale (S)	Quantity	Price $	Trade Date
JPMorgan Chase & Co.	BSC COMMON STOCK	P	486,000	10.8560	3/25/2008
JPMorgan Chase & Co.	BSC COMMON STOCK	P	920,394	10.5553	4/4/2008
JPMorgan Chase & Co.	BSC COMMON STOCK	P	1,800,000	10.6277	4/7/2008
J.P. Morgan Whitefriars Inc.	BSC COMMON STOCK	P	17,970	122.0612	3/25/2008
J.P. Morgan Whitefriars Inc.	BSC COMMON STOCK	S1	43,045	0.00	3/26/2008
J.P. Morgan Whitefriars Inc.	BSC COMMON STOCK	P	600	106.6667	3/28/2008
J.P. Morgan Whitefriars Inc.	BSC COMMON STOCK	P	9,700	114.8454	4/1/2008
J.P. Morgan Whitefriars Inc.	BSC COMMON STOCK	P	11,500	89.5652	4/2/2008

[1]	Delivery against a pre-existing short position.